OMB APPROVAL
OMB Number: 3235-0058
Expires: April 30, 2009
Estimated average burden hours per response ... 2.50

SEC FILE NUMBER

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	April 30, 2006

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Portrait Corporation of America, Inc.

Full Name of Registrant
Not Applicable

Former Name if Applicable

815 Matthews-Mint Hill Road

Address of Principal Executive Office (Street and Number)
Matthews, North Carolina 28105

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐
	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Portrait Corporation of America, Inc. (the “Company”) is unable to timely file its Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 2006 (“Q1 2006”) because its Form 10-K for its fiscal year ended January 29, 2006 has not yet been filed pending completion of the Company’s year end audit. The registrant has not represented in Part II of this Form 12b 25 that the Form 10-Q will be filed within the five days required by SEC Rule 12b 25 in order for the Form 10 Q to be considered to be timely filed, because the registrant believes that it will not be able to file the Form 10-Q within that period.

(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

James Robert Wren, Jr.	(704)	847-8011
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

As noted above, the Company has not yet filed its Report on Form 10-K for fiscal year ended January 29, 2006, but the Company is a voluntary filer of reports under the Securities Exchange Act of 1934.
(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company anticipates lower sales in Q1 2006 than in the fiscal quarter ended May 1, 2005 (“Q1 2006”), $75.1 million as compared to $78.2 million. The Company experienced negative same studio sales in its Wal-Mart permanent portrait studios of 5.6% in Q1 2006, due to a 10.1% decrease in customer orders.
These same studio sales trends reduced expected gross profit to 18.6% of sales in Q1 2006, or $14.0 million, compared to 19.5% in Q1 2005, or $15.2 million. Earnings from operations are expected to be .5% of sales in Q1 2006, or $.4 million, compared to 3.2% in Q1 2005, or $2.5 million. Loss before taxes is expected to increase to $10.4 million in Q1 2006, compared to $6.1 million in Q1 2005. The expected increase in loss before taxes is the result of a $2.2 million increase in loss from operations and a $2.1 million increase in interest expense. Net loss is expected to increase to $10.7 million in Q1 2006, compared to $6.1 million in Q1 2005. The expected increase in net loss in Q1 2006 is the result of changes in loss before taxes described above and a $.3 million income tax provision recorded in Q1 2006 as a result of recognizing income tax associated with our Canadian operation’s earnings.
The anticipated operating results discussed above are preliminary estimates only and actual results may vary, as discussed below under “Forward-Looking Statements,” based on the results of the Company’s and its auditors’ review of actual Q1 2006 results.
Forward-Looking Statements
Certain statements in this Form 12b-25 constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve risk, uncertainties, and other factors, which may cause the actual results, performance, or achievement expressed or implied by such forward-looking statements to differ materially from the forward-looking statements. Specifically, all statements regarding PCA’s financial results for Q1 2006 are the Company’s preliminary expectations of the results it anticipates reporting when it files its Form 10-Q for Q1 2006. These preliminary results are subject to change based on the results of the review of Q1 2006 being conducted by the Company’s registered independent public accounting firm. Although PCA believes these forward-looking statements are reasonable, it can give no assurance that such statements will prove correct. PCA cautions that any forward-looking statements contained herein are not a guarantee of future performance and that actual results may differ materially. Additional relevant risk factors that could cause actual results to differ materially from matters expressed or implied by any such forward-looking statements are discussed under “Risk Factors” in the Company’s most recent report on Form 10-K filed with the SEC, as amended or supplemented from time to time by the Company’s reports on Form 10-Q and 8- K filed with, or furnished to, the SEC. These documents also may be examined at public reference facilities maintained by the SEC or accessed via the SEC’s EDGAR database through the web site of the SEC (http://www.sec.gov/). The Company does not undertake any obligation to update any forward-looking statements it makes and is not responsible for any changes to the disclosures in this Form made by wire or Internet services.

Portrait Corporation of America, Inc.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 15, 2006	By:	/s/ James Robert Wren, Jr
James Robert Wren, Jr.
Executive Vice President, General Counsel, Interim Chief Financial Officer, Treasurer and Secretary